*08001502*

Takeda

**Takeda Pharmaceutical Company Limited**

Head Office

1-1, DOSHOMACHI 4-CHOME, CHUO-KU, OSAKA 540-8645, JAPAN



March 11, 2008

Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.W.
Washington, D.C. 20549
Attention: Special Counsel, Office of International Finance





Re: SEC File No. 082-35071
Takeda Pharmaceutical Company Limited (the "Company")
Rule 12g3-2(b) Exemption: Documents

Dear Sir/Madam:

1. This information is being furnished pursuant to Rule 12g3-2(b). Included is all information since our last correspondence to you under Rule 12g3-2(b) until February 29, 2008 that is required to be furnished pursuant to Rule 12g3-2(b)(1)(iii). Attached hereto as Exhibit A are English translations of, and attached hereto as Exhibit B are brief descriptions of, Japanese language documents, as required to be submitted pursuant to Rule 12g3-2(b).

2. The information enclosed herewith is being furnished to the Commission pursuant to Rule 12g3-2(b)(1)(iii). In accordance with Rule 12g3-2(b)(4) and Rule 12g3-2(b)(5), the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the documents enclosed herewith pursuant to Rule 12g3-2(b)(1)(iii) shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

3. Should you have any questions in connection with this submission, please do not hesitate to contact Izumi Akai or Hiroshi Nogami of Sullivan & Cromwell LLP, Otemachi First Square East, 16F, 5-1, Otemachi 1-chome, Chiyoda-ku, Tokyo 100-0004 (telephone: 81-3-3213-6140; facsimile: 81-3-3213-6470).

Very truly yours,

Takeda Pharmaceutical Company Limited



By [signature]

Name: Hiroshi Shinha
Title: Member of the Board
General Manager of Legal Department

(Enclosures)

cc: Izumi Akai, Esq.
Hiroshi Nogami, Esq.
(Sullivan & Cromwell LLP)

TOKYO 36088.1

File No. 082-35071

RECEIVED

2008 MAR 14 A 11: 3

**Exhibit A**

**English Translations of Japanese Language Documents**

1. Press release dated December 18, 2007, relating to the announcement that Takeda Submitted an Application for an Additional Indication of BASEN® in Japan for Prevention of Onset of Type 2 Diabetes in Patients with Impaired Glucose Tolerance.
2. Press release dated December 18, 2007, relating to the announcement that Lu AA21004 for the treatment of mood and anxiety disorders enters into clinical phase III.
3. Press release dated December 26, 2007, relating to the announcement Concerning the Dissolution of the Subsidiary Takeda Agro, Yamaguchi Co., Ltd.
4. Press release dated December 26, 2007, relating to the announcement Concerning the Dissolution of the Subsidiary Takeda Europe Holdings Ltd.
5. Press release dated January 4, 2008, relating to the announcement that Takeda Submits New Drug Application for Alogliptin (SYR-322) in the U.S.
6. Press release dated January 4, 2008, relating to the announcement that TAP Pharmaceutical Products Inc. Filed New Drug Application for TAK-390MR in Patients with Acid-Related Disorders.
7. Press release dated January 25, 2008, relating to the announcement that Takeda Doses First Patient in A U.S. Phase 1 Study of Hematide™ to Treat Chemotherapy Induced Anemia.
8. Consolidated Summary of Financial Statements of the first three quarters results for the fiscal year ending March 31, 2008, dated January 31, 2008.
9. Press release dated February 4, 2008, relating to the announcement that Amgen and Takeda Announce Exclusive Collaboration in Japan on up to 13 Amgen Clinical Candidates.
10. Press release dated February 18, 2008, relating to the announcement that Takeda Discontinues Development of Matuzumab.
11. Press release dated February 29, 2008, relating to the announcement that Takeda Submitted a New Drug Application for Ramelteon in Japan for Treatment of Insomnia.

File No. 082-35071

**Exhibit B**

**Brief Descriptions of Japanese Language Documents**

1. Semiannual report (interim period of the 131st term) dated December 20, 2007.
2. Note of confirmation dated December 27, 2007 regarding the accuracy of the semiannual report.

082-35071

December 18, 2007

Takeda Pharmaceutical Company Limited

# Takeda Submitted an Application for an Additional Indication of BASEN® in Japan for Prevention of Onset of Type 2 Diabetes in Patients with Impaired Glucose Tolerance

December 18, 2007, Osaka, Japan — Takeda Pharmaceutical Company Limited ("Takeda") today announced its submission of an application to the Ministry of Health, Labour and Welfare in Japan for an additional indication of "BASEN® Tablets 0.2" and "BASEN® OD Tablets 0.2" (generic name: voglibose) for prevention of onset of type 2 diabetes in patients with impaired glucose tolerance ("IGT").

BASEN was launched in 1994 in Japan as an improving agent for postprandial hyperglycemia in diabetes mellitus, with its mechanism of action of delaying the digestion and absorption of carbohydrate, resulting in improvement of postprandial hyperglycemia.

IGT is defined by the WHO (World Health Organization) as a state of higher than normal blood (or plasma) glucose concentration; fasting plasma glucose < 126 mg/dL AND 2 hour post 75g glucose drink of >= 140 mg/dL and 200 mg/dL. In the patients with IGT, the risk of both the onset of diabetes and cardiovascular diseases is increased, the dietary treatment and/or exercise therapy is conducted, however, there are cases in which sufficient effect has not been obtained.

"The number of patients population with diabetes is notably increasing in Japan, and the necessity of managing diabetic complications is becoming an important social issue," said Masaomi Miyamoto, Ph.D., General Manager of Pharmaceutical Development Division of Takeda. "Once this application is approved, we will be able to offer a new treatment option of medicinal therapy for patients with IGT and healthcare providers who treat them."

< About Basen® in Japan >

INDICATIONS

Improvement of postprandial hyperglycemia in diabetes mellitus (However, BASEN® Tablets should be used only when sufficient effect has not been obtained in patients already undergoing dietary treatment and/or exercise therapy, or when sufficient effect has not been obtained in patients who have been using oral hypoglycemic drugs or insulin preparations, in addition to dietary treatment and/or exercise therapy.)

DOSAGE AND ADMINISTRATION

Usually, for adults, BASEN® Tablets are orally administered in a single dose of 0.2 mg as voglibose, three times a day, just before each meal. If the effect is not sufficient enough, the single dose may be increased up to 0.3 mg, under close observation of the course of disease.

###

December 18, 2007

H. Lundbeck A/S
Takeda Pharmaceutical Company Limited

# Lu AA21004 for the treatment of mood and anxiety disorders enters into clinical phase III

H. Lundbeck A/S and Takeda Pharmaceutical Company Limited today announced the advancement of Lu AA21004 for the treatment of mood and anxiety disorders into clinical phase III. Based on the positive clinical phase II data, the first patient in a phase III study in major depressive disorder has been enrolled.

The clinical phase III program will consist of several clinical studies that will be conducted at investigational sites around the world. More than 2,000 patients are expected to be enrolled in the clinical phase III program.

Lu AA21004, discovered by Lundbeck and being jointly developed by Lundbeck and Takeda, belongs to a new chemical class, which has a mode of action that is different from currently marketed antidepressants. In the clinical phase II study, Lu AA21004 showed highly significant improvements on the primary efficacy endpoints for both 5 and 10 mg doses compared to placebo and had an attractive safety profile.

"Lu AA21004 is the most advanced project in our portfolio of new and innovative compounds for the treatment of mood and anxiety disorders, all of which have the potential to treat unmet patient needs," said Senior Vice President, Anders Gersel Pedersen, head of Development at Lundbeck. "Our collaboration with Takeda is working very well and we look forward to advancing the development of Lu AA21004 with Takeda."

Lundbeck and Takeda formed an alliance in September 2007 to develop and commercialize a portfolio of novel compounds in the US and Japan for the treatment of mood and anxiety disorders, including Lu AA21004 and Lu AA24530, which is in clinical phase II development.

"We are pleased with the continued positive results from the Lu AA21004 development program which is part of the collaboration with Lundbeck," said Dr. Masaomi Miyamoto, General Manager of the Pharmaceutical Development Division of Takeda. "Advancing this compound for the treatment of mood and anxiety disorders to phase III represents a significant achievement in Takeda's enhancement of our R&D pipeline in the central nervous system field."

Lundbeck will receive a milestone payment from Takeda of USD 40 million in connection with the advancement of Lu AA21004 into clinical phase III. The payment will be booked by Lundbeck as other revenue in the fourth quarter of 2007.

Excluding one-off items like the payment from Takeda, the content of this release will have no influence on the Lundbeck Group's financial forecast for 2007.

**Takeda contact**

| |
|---|
| Investors & Media: |
| Seizo Masuda |
| Coordinator, Corporate Communications Dept. |
| +81-3-3278-2037 |

**Lundbeck contacts**

| Investors: | Media: |
|---|---|
| Jacob Tolstrup | Anders Schroll |
| Director, Corporate Reporting | Head of Communication |
| +45 36 43 30 79 | +45 36 43 20 81 |
| Palle Holm Olesen | |
| Head of Investor Relations | |
| +45 36 43 24 26 | |

**About Takeda**

Located in Osaka, Japan, Takeda (TSE:4502) is a research-based global company with its main focus on pharmaceuticals. As the largest pharmaceutical company in Japan and one of the global leaders of the industry, Takeda is committed to striving toward better health for individuals and progress in medicine by developing superior pharmaceutical products. Additional information about Takeda is available through its corporate website, www.takeda.com.

**About Lundbeck**

H. Lundbeck A/S is an international pharmaceutical company engaged in the research and development, production, marketing and sale of drugs for the treatment of psychiatric and neurological disorders. In 2006, the company's revenue was DKK 9.2 billion (approximately EUR 1.2 billion or USD 1.6 billion). The number of employees is approximately 5,300 globally. For further information, please visit www.lundbeck.com

December 26, 2007

**Takeda Pharmaceutical Company Limited**

**Concerning the Dissolution of the Subsidiary**
**Takeda Agro, Yamaguchi Co., Ltd.**

Takeda Pharmaceutical Company Limited ("TPC" below) hereby announces that its subsidiary, Takeda Agro, Yamaguchi Co., Ltd. (Head Office: Chuo-ku, Tokyo; President: Hiroshi Takahara; "Takeda Agro, Yamaguchi" below), held Extraordinary General Meeting of Shareholders and a resolution to dissolve the company passed there today.

Takeda Agro, Yamaguchi is a 100% subsidiary of TPC and was responsible mainly for the manufacture of agricultural chemicals, etc. However, because the initial purpose of Takeda Agro, Yamaguchi has already finished and there are no plans for the re-initiation of business operations, the shareholders' meeting passed a resolution to dissolve the company.

The impact on TPC's results due to this dissolution will be minor and TPC will make no changes to the results forecast for this term.

**<Outline of Yamaguchi Takeda Agro Co., Ltd.>**

| | |
|---|---|
| **Date of establishment** | : October 13, 1988 |
| **Address** | : 2-12-10 Nihonbashi, Chuo-ku, Tokyo |
| **Description of business** | : Mainly, the manufacture of agricultural chemicals, etc. |
| **Capital** | : ¥10 million |
| **Representative** | : Hiroshi Takahara |
| **Listing status** | : Unlisted |
| **Sales** | : ¥0 (fiscal 2006 results) |

082-35071



December 26, 2007

Takeda Pharmaceutical Company Limited

**Concerning the Dissolution of the Subsidiary**
***Takeda Europe Holdings Ltd.***

Takeda Pharmaceutical Company Limited ("TPC" below) hereby announces that its subsidiary, Takeda Europe Holdings Ltd. (Head Office: London, UK; President: Kenjiro Morimoto; "Takeda Europe Holdings" below) held the meeting of Board of Directors and resolution to dissolve the company passed there today..

Takeda Europe Holdings is a 100% subsidiary of TPC and was responsible for holding company functious pertaining to TPC's European subsidiaries after its establishment in the UK. However, because the initial purpose of Takeda European Holdings has already finished and there are no plans for the re-initiation of business operations, the meeting of the Board of Directors passed a resolution to dissolve the company.

The impact on TPC's results due to this dissolution will be minor and TPC will make no changes to the results forecast for this term.

**<Outline of Takeda Europe Holdings Ltd.>**

| | |
|---|---|
| **Date of establishment** | : March 18, 1998 |
| **Address** | : London, UK |
| **Description of business** | : Holdings company |
| **Capital** | : 1 pound |
| **Representative** | : Kenjiro Morimoto |
| **Listing status** | : Unlisted |
| **Sales** | : 0 pounds (fiscal 2006 results) |

082-35071

January 4, 2008

Takeda Pharmaceutical Company Limited



# Takeda Submits New Drug Application for Alogliptin (SYR-322) in the U.S.

Osaka, Japan, January 4, 2008 — Takeda Pharmaceutical Company Limited (Takeda) announced today that Takeda Global Research & Development Center, Inc. submitted a new drug application (NDA) to the United States Food and Drug Administration (FDA) for alogliptin (development code: SYR-322), a highly selective dipeptidyl peptidase-IV (DPP-4) inhibitor under investigation for the treatment of type 2 diabetes. Discovered by Takeda San Diego, Inc., alogliptin was designed to selectively inhibit DPP-4 taken orally once-daily.

DPP-4 inhibitors are a new class of oral agents for the treatment of type 2 diabetes, which slow the inactivation of incretin hormones GLP-1 (glucagon-like peptide-1) and GIP (glucose-dependent insulinotropic peptide). The incretins play a major role in regulating blood glucose levels and have the potential to improve pancreatic beta-cell function(*).

The NDA submission was supported by six Phase 3 clinical trials involving over 2,000 patients conducted in 220 centers worldwide. The safety and efficacy of alogliptin was studied as a once-daily monotherapy adjunct to diet and exercise and as an add-on therapy to other antidiabetic medications including sulfonylureas, metformin, thiazolidinediones (TZDs), and insulin. In the studies, alogliptin was associated with statistically significant reductions in hemoglobin A1c, which reflects average blood glucose concentration over the previous two to three months. Alogliptin was well-tolerated and weight neutral. There was no increase in hypoglycemia compared to placebo.

"The NDA submission for alogliptin is a significant milestone for Takeda, as it has the potential to strengthen Takeda's position as one of the global leaders in diabetes treatment," said Yasuchika Hasegawa, President of Takeda. "Takeda's continued growth, now and in the future, will be based on our ability to have success in this therapeutic area. Our hope is that alogliptin will become an important treatment option for patients with type 2 diabetes and the healthcare providers who treat them."

(*) GLP-1 and GIP are produced by the digestive tract in response to food, and regulate glucose balance, primarily by stimulating glucose-dependent insulin secretion. In addition, GLP-1 suppresses pancreatic glucagon secretion and subsequent liver glucose production, enhances glucose disposal, slows gastric emptying, and elicits satiety, a feeling of fullness.

###

**About Takeda Pharmaceutical Company Limited**

Located in Osaka, Japan, Takeda is a research-based global company with its main focus on pharmaceuticals. As the largest pharmaceutical company in Japan and one of the global leaders of the industry, Takeda is committed to striving toward better health for individuals and progress in medicine by developing superior pharmaceutical products. Additional information about Takeda is available through its corporate website, www.takeda.com.

**Contacts:**

Seizo Masuda
Takeda Pharmaceutical Company Limited
81-3-3278-2037

Jocelyn M. Gerst
Takeda Global Research & Development
224-554-5542

###

082-35071

January 4, 2008

Takeda Pharmaceutical Company Limited

# TAP Pharmaceutical Products Inc. Filed New Drug Application for TAK-390MR in Patients with Acid-Related Disorders

Osaka, Japan, January 4, 2008 — Takeda Pharmaceutical Company Limited (Takeda) announced today that TAP Pharmaceutical Products Inc. (TAP), a 50-50 joint venture with Abbott Laboratories, had submitted a New Drug Application (NDA) to the U.S. Food and Drug Administration for TAK-390MR.

TAK-390MR is a proton pump inhibitor that employs a novel modified release technology on dexlansoprazole discovered by Takeda. The NDA submission this time is for the use of TAK-390MR in the treatment and maintenance of patients with erosive esophagitis and non-erosive reflux disease, and is based on global studies conducted in more than 20 countries. These studies evaluated more than 6,000 subjects with erosive and non-erosive GERD.

"We are very much pleased with the NDA submission of TAK-390MR," said Yasuchika Hasegawa, President of Takeda. "We expect TAK-390MR will contribute as a novel treatment option for the patients with such acid related disorders and healthcare provides who treat them, and also will enhance TAP's well established gastroenterology franchise in the US marketplace once approved."

**About Takeda Pharmaceutical Company Limited**

Located in Osaka, Japan, Takeda (TSE:4502) is a research-based global company with its main focus on pharmaceuticals. As the largest pharmaceutical company in Japan and one of the global leaders of the industry, Takeda is committed to striving toward better health for individuals and progress in medicine by developing superior pharmaceutical products. Additional information about Takeda is available through its corporate website, www.takeda.com.

###

082-35071



January 25, 2008

Takeda Pharmaceutical Company Limited
Affymax, Inc.

# Takeda Doses First Patient in A U.S. Phase 1 Study of Hematide™ to Treat Chemotherapy Induced Anemia

Osaka, Japan (Jan-25) and PALO ALTO, Calif. (Jan-24), 2008 – Takeda Pharmaceutical Company Limited (TSE: 4502) and Affymax, Inc. (Nasdaq: AFFY) today announced that Takeda has dosed the first patient in the United States in a clinical trial of the investigational new drug, Hematide™, for the treatment of anemia in cancer patients undergoing chemotherapy.

Under the terms of the 2006 collaboration, Takeda and Affymax are jointly developing Hematide, and Affymax is now conducting phase 3 studies for the treatment of anemia in chronic renal failure patients in the U.S. and Europe.

"We are pleased to begin the first U.S.-based clinical trial of Hematide in chemotherapy induced anemia (CIA), said Masaomi Miyamoto, Ph.D., general manager of Takeda's pharmaceutical development division. "We will actively conduct development activities together with Affymax in order to bring this novel, potential treatment option to patients with anemia and physicians who treat them".

Arlene M. Morris, president and chief executive officer of Affymax, "We look forward to continuing to support Takeda's efforts in the clinical development of Hematide in chemotherapy induced anemia. We are pleased with the data generated to date from our trial in CIA in Europe which was completed last year and look forward to additional data in this indication from this first U.S.-based trial."

The multicenter, open-label, repeat dose clinical trial in CIA will enroll approximately 100 non-small cell lung cancer, prostate or breast cancer patients who have relapsed or progressed after previous treatment and who are anemic and receiving a taxane-containing chemotherapy. Patients will be dosed every three weeks (Q3W) until four weeks after discontinuation of their chemotherapy regimen, the occurrence of dose limiting toxicity, documented disease progression, or change in chemotherapy regimen.

The trial will evaluate the safety, pharmacokinetics and preliminary efficacy of various doses of Hematide in the correction of anemia. Initial dosing in this trial is based on results from an earlier trial in a more heterogeneous population of cancer patients that was conducted by Affymax in Europe in 2006. This new U.S. trial will aid in the selection of the appropriate dose or doses to be used in this more homogeneous patient population in additional later stage clinical trials.

### About Hematide

Hematide is a novel synthetic, pegylated peptidic compound that binds to and activates the erythropoietin receptor and acts as an erythropoiesis stimulating agent. The product is being developed for treatment of anemia in patients with chronic renal failure and cancer patients receiving chemotherapy.

### About Takeda

Located in Osaka, Japan, Takeda (TSE:4502) is a research-based global company with its main focus on pharmaceuticals. As the largest pharmaceutical company in Japan and one of the global leaders of the industry, Takeda is committed to striving toward better health for individuals and progress in medicine by developing superior pharmaceutical products. Additional information about Takeda is available through its corporate website, www.takeda.com.

**About Affymax, Inc.**

Affymax, Inc. is a biopharmaceutical company developing novel drugs to improve the treatment of serious and often life-threatening conditions. Affymax's lead product candidate, Hematide™, is currently being evaluated in Phase 3 clinical trials for the treatment of anemia associated with chronic renal failure and is in clinical trials for the treatment of chemotherapy-induced anemia in cancer patients. For additional information, please visit www.affymax.com.

This release contains forward-looking statements, including statements regarding the timing, design and results of the Companies' clinical trials and drug development program and the timing and likelihood of the commercialization of Hematide. The Companies' actual results may differ materially from those indicated in these forward-looking statements due to risks and uncertainties, including risks relating to the continued safety and efficacy of Hematide in clinical development, the potential for once per month dosing, the timing of patient accrual in ongoing and planned clinical studies, regulatory requirements and approvals, research and development efforts, industry and competitive environment, intellectual property rights and disputes and other matters that are described in the Affymax's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission. Investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this release. The Companies undertake no obligation to update any forward-looking statement in this press release.

###

082-35071

RECEIVED

Takeda

# SUMMARY OF FINANCIAL STATEMENTS (Consolidated)

## First three quarters results for the fiscal year ending March 31, 2008

These financial statements have been prepared for reference only, in accordance with accounting principles and practices generally accepted in Japan.


Takeda Pharmaceutical Company Limited

January 31, 2008

TSE Code: 4502

Listed exchanges: Osaka, Tokyo, Nagoya, Fukuoka, Sapporo

URL: http://www.takeda.co.jp/

Contact: Hirofumi Inoue, General Manager of Corporate Communications Department

Representative: Yasuchika Hasegawa, President

Telephone: +81 3 3278-2037


1. First Three Quarters Consolidated Financial Results (April 1, 2007 to December 31, 2007) for the Fiscal Year ending March 31, 2008

1) Consolidated Operating Results

*Millions of yen, rounded to the nearest million*
*(Percentages shown in columns below represent changes from the quarterly results for the same quarters in the previous year and the full-year results for the previous year, respectively.)*

| | Nine months ended December 31, 2007 | | Nine months ended December 31, 2006 | | Fiscal year ended March 31, 2007 | |
|---|---|---|---|---|---|---|
| | | Change % | | Change % | | Change % |
| Net sales | 1,075,995 | 7.2 | 1,003,644 | 7.3 | 1,305,167 | 7.7 |
| Operating income | 405,845 | 6.0 | 382,819 | 10.5 | 458,500 | 13.8 |
| Ordinary income | 506,152 | 6.4 | 475,692 | 13.6 | 585,019 | 20.5 |
| Net income | 331,393 | 24.5 | 266,183 | (5.3) | 335,805 | 7.2 |
| Earnings per share (¥) | 389.84 | | 304.86 | | 386.00 | |
| Earnings per share (diluted) (¥) | – | | – | | – | |

2) Consolidated Financial Position

*Millions of yen, rounded to the nearest million*

| | As of December 31, 2007 | As of December 31, 2006 | As of March 31, 2007 |
|---|---|---|---|
| Total assets | 3,028,988 | 2,979,417 | 3,072,501 |
| Net assets | 2,466,384 | 2,388,178 | 2,461,116 |
| Shareholders' equity ratio (%) | 80.1 | 78.8 | 78.8 |
| Shareholders' equity per share (¥) | 2,876.25 | 2,731.97 | 2,816.28 |

2. Consolidated forecasts for the Fiscal Year Ending March 31, 2008 (April 1, 2007 to March 31, 2008)
   No modification has been made to the forecasts announced in November 2007.

3. Others
   (1) Significant changes in subsidiaries during the period (changes in specified subsidiaries resulting in the change in consolidation scope): None
   (2) Adoption of simplified accounting treatments: Adopted
   [(Note) For details, refer to "5. Other" in [Qualitive Information and Financial Statements] in Page 5.]
   (3) Differences in accounting treatments applied compared to previous fiscal year: None

[Qualitative Information and Financial Statements]

1. Descriptive Information on Consolidated Operating Results
(1) OVERVIEW OF CONSOLIDATED 9-MONTH OPERATING RESULTS

[Consolidated net sales]
Consolidated net sales for the first three quarters (9 months from April 1 to December 31, 2007) increased ¥72.2 billion (7.2%) to ¥1,076.0 billion from the same period of the previous year.
- Consolidated net sales expanded mainly due to the sales growth of *Actos*, a drug for diabetes, by Takeda Pharmaceuticals North America, Inc. (TPNA), a U.S. subsidiary, and the growth of *Candesartan*, a drug for treatment of hypertension, both in Japan and the overseas market.
- The impact of foreign exchange rate fluctuations increased revenues by ¥13.1 billion compared to the same period of the previous year, as a result of the weakening of the yen against both the US dollar and the euro.
- The table below shows consolidated sales of major international strategic products:

*(Billions of yen)*

| | | |
|---|---|---|
| Drug for diabetes treatment<br>*Pioglitazone* (Product name: *Actos*) | ¥312.7 | Increase ¥59.1 (23.3%) from same period previous year |
| Drug for treatment of hypertension<br>*Candesartan* (Japan product name: *Blopress*) | ¥173.0 | Increase ¥15.9 (10.1%) from same period previous year |
| Drug for peptic ulcer treatment<br>*Lansoprazole* (Japan product name: *Takepron*) | ¥113.8 | Decrease ¥3.6 (3.1%) from same period previous year |
| Drug for treatment of prostate cancer, breast cancer and endometriosis<br>*Leuprorelin* (Japan product name: *Leuplin*) | ¥95.0 | Decrease ¥1.5 (1.5%) from same period previous year |

[Operating income]
Operating income increased by ¥23.0 billion (6.0%) from the same period of the previous year to ¥405.8 billion.
- Gross profit increased by ¥73.7 billion (9.4%) to ¥861.9 billion.
- Operating income increased due to the increase in gross profit, which more than offset the increase of selling, general and administrative expenses. Selling, general and administrative expenses increased by ¥50.7 billion (12.5%) to ¥456.1 billion.
- R&D expenses increased by ¥30.8 billion (22.1%), due to the progress of development activities and the expenses from Takeda Cambridge Limited and Takeda Singapore Private Limited, both acquired by Takeda in March 2007.
- Selling, general and administrative expenses, excluding R&D expenses, increased by ¥19.9 billion (7.5%), mainly due to the increased selling expenses in TPNA.

[Ordinary income]
Ordinary income increased by ¥30.5 billion (6.4%) from the same period of the previous year to ¥506.2 billion.
- In addition to the increased operating income, an increase in non-operating income (such as interest income) by ¥7.4 billion also contributed to the increase in ordinary income.
- Equity in earnings of affiliated companies decreased by ¥1.9 billion (4.1%) to ¥45.7 billion. Equity in the earnings of TAP Pharmaceutical Products Inc. (TAP), a U.S. affiliated company reported by the equity method, decreased by ¥2.3 billion (5.3%) to ¥41.2 billion.

[Consolidated net income]
Consolidated net income increased by ¥65.2 billion (24.5%) from the same period of the previous year to ¥331.4 billion.
- Ordinary income increased from the same period of the previous year. Moreover, in the same period of the previous year, the Company paid an additional tax of ¥57.1 billion for tax correction in accordance with the "rules on taxation on transfer prices." Accordingly, net income for the first three quarters of the current year increased significantly compared with the same period of the previous year.
- Extraordinary income included gains from the transfer of shares of Wyeth K.K., House Wellness Foods Corporation and Takeda-Kirin Food Corporation.
- Earnings per share increased by ¥84.98 (27.9%) to ¥389.84 from the same period of the previous year.

(2) 9-MONTH RESULTS BY SEGMENT

The following table shows sales and operating income of each business segment for the nine months ended December 31, 2007:

*(Billions of yen)*

| Type of business | Net sales | | Operating income | |
|---|---|---|---|---|
| | Amount | Change from the same period last year | Amount | Change from the same period last year |
| Pharmaceuticals Segment | ¥1,000.2 | Increase ¥71.8 | ¥395.5 | Increase ¥21.1 |
| Ethical Drugs | ¥951.7 | Increase ¥69.2 | | |
| <Japan> | <¥418.5> | <Increase ¥9.2 > | | |
| <Overseas> | <¥533.2> | <Increase ¥60.0 > | | |
| Consumer Healthcare | ¥48.5 | Increase ¥2.6 | | |
| Other Segment | ¥75.8 | Increase ¥0.4 | ¥10.3 | Increase ¥1.8 |
| Total | ¥1,076.0 | Increase ¥72.2 | ¥405.8 | Increase ¥23.0 |

Note: Sales figures for each segment refer to sales to outside customers.

[Pharmaceuticals Segment]
Consolidated net sales by the Pharmaceuticals segment increased by ¥71.8 billion (7.7%) to ¥1,000.2 billion. Operating income increased by ¥21.1 billion (5.6%) to ¥395.5 billion.

- Sales by the Ethical Drugs business increased by ¥69.2 billion (7.8%) to ¥951.7 billion. Sales of ethical pharmaceutical products in Japan increased by ¥9.2 billion (2.3%) to ¥418.5 billion, supported by the sales growth of major products such as *Blopress*, *Takepron*, and *Actos*.

The following table shows sales results of major products in Japan.

*(Billions of yen)*

| | | |
|---|---|---|
| *Blopress* (Drug for hypertension treatment) | ¥108.9 | Increase ¥6.7 (6.5%) from same period previous year |
| *Leuplin* (Drug for treatment of prostate cancer, breast cancer and endometriosis) | ¥52.2 | Increase ¥1.3 (2.6%) from same period previous year |
| *Takepron* (Drug for peptic ulcer treatment) | ¥50.5 | Increase ¥5.0 (10.9%) from same period previous year |
| *Basen* (Drug for treatment for postprandial hyperglycemia in diabetes mellitus) | ¥42.1 | Decrease ¥2.6 (5.8%) from same period previous year |
| *Actos* (Drug for diabetic treatment) | ¥32.1 | Increase ¥5.7 (21.8%) from same period previous year |

Sales of ethical drugs in overseas markets increased by ¥60.0 billion (12.7%) to ¥533.2 billion, compared to the same period of the previous year. The weaker yen also contributed to this growth.
In the U.S. market, *Actos* sales increased by US$371 million (20.7%) to US$2,165 million. This increase was supported by the enhanced promotional activities by TPNA, sales of *ACTOplus Met* for Type II diabetes and other new products, and the favorable impact of the publication of a paper on safety of competitor's similar product.
Sales of *AMITIZA* (a drug for chronic idiopathic constipation) expanded strongly by US$106 million to US$ 137 million. Sales of *ROZEREM* (a drug for insomnia treatment) also grew by US$26 million to US$ 88 million.
Sales of ethical drugs in Europe increased as a result of the expansion of *Actos* sales and impact of the weaker yen.

- Sales by the Consumer Healthcare business increased by ¥2.6 billion (5.7%) to ¥48.5 billion, supported by the sales increase in *Alinamin* Tablets, *Benza* and other major products, as well as the contribution of *Aclege* SN Tablet introduced into the market in November 2007.

[Other Segments]
Sales by Other Segments increased by ¥0.4 billion (0.5%) from the same period of the previous year to ¥75.8 billion. Operating income increased by ¥1.8 billion (20.8%) to ¥10.3 billion.

2. **Descriptive Information on consolidated financial position**

Total assets as of the end of the third quarter (December 31, 2007) were ¥3,027.0 billion, a decrease by ¥45.5 billion compared with the end of the previous fiscal year (March 31, 2007), due to the decrease in investment securities as results of the fall in marketable share prices and transfer of shares.

Net assets increased by ¥5.3 billion from March 31, 2007 to ¥2,466.4 billion, supported by an increase in the shareholders' equity by ¥73.4 billion, while the variance from evaluation/translation decreased by ¥69.4 billion as a result of the share price fall and the stronger yen against U.S. dollar compared with that as of March 31, 2007.

During the first three quarters of fiscal 2007, Takeda has repurchased 16,500,000 shares of its common stock totaling ¥128.6 billion. Share repurchase programs have been carried out eight times since May 2006, and a total of 45,400,000 shares (¥342.0 billion) were repurchased.

The shareholders' equity ratio improved by 1.3 points from the end of the previous year to 80.1%.

3. **Research & Development**

Seeking to enhance its R&D pipelines, which serve as sources for growth, and to launch early new products into the market, Takeda intensively invests its management resources in the core therapeutic areas of lifestyle-related diseases; oncology and urological diseases (including gynecology); central nervous system diseases (including bone and joint disorders); and gastroenterological diseases, through the three strategic pillars of in-house research and development, maximization of product added value and in-licensing and alliances. Major achievements of R&D activities during the nine months ended December 31, 2007 are described below.

[In-house R&D]

- In July 2007, Phase III clinical trials for TAK-491, a drug for treatment of hypertension, commenced in Europe and the U.S.
- In August 2007, Takeda entered into a license agreement with Tobira Therapeutics, Inc. in the U.S., under which Takeda grants Tobira exclusive worldwide rights to develop, manufacture and sell TAK-220 and TAK-652 (anti-HIV drugs).
- In August 2007, Phase II trials for TAK-536, a drug for treatment of hypertension, commenced in Japan.
- In November 2007, Takeda started Phase II trials for TAK-442, a drug for treatment of venous/arterial thromboembolism, in Europe and the U.S. TAK-442 selectively inhibits activated Factor Xa (FXa) that plays a critical role in the blood coagulation cascade. Therefore, it is expected to be used as a novel and orally-taken treatment, effective for diseases caused by either venous or arterial thromboembolism.
- In December 2007, Takeda submitted a new drug application (NDA) to the U.S. Food and Drug Administration (FDA) for SYR-322, a drug for Type II diabetes.
- In December 2007, TAP submitted an NDA to the U.S. FDA for TAK-390MR, a drug for patients with acid-related disorders discovered by Takeda.

[Maximization of Added Value of Products]

<*Lansoprazole*> (Japan product name: *Takepron*)

- In August 2007, Takeda received an approval from the Ministry of Health, Labour and Welfare for an additional dosage and administration for secondary eradication of Helicobacter pylori in gastric/duodenal ulcers, of which regimen consists of lansoprazole, amoxicillin and metronidazole.

<*Pioglitazone*> (Product name: *Actos*)

- In June 2007, Takeda filed an application with the Ministry of Health, Labour and Welfare for an additional indication of *Actos* for concomitant therapy with insulin.

<*Risedronate*> (Japan product name: *Benet*)

- In April 2007, the Ministry of Health, Labour and Welfare in Japan approved *Benet* Tablet 17.5 mg, which is a once-a week formulation, for the treatment of osteoporosis. It was launched in the market in June 2007.
- In July 2007, Takeda filed an application with the Ministry of Health, Labour and Welfare for an additional indication of Paget's disease of bone for *Benet* Tablet 17.5mg.

<*Candesartan*> (Japan product name: *Blopress*)

- In November 2007, during the 80th American Heart Association's scientific session, the results of HIJ-CREATE (*1), a large-scale outcome study of *Candesartan* with coronary artery disease patients with hypertension, were presented. The results showed that drug treatment using *Candesartan* significantly reduced new onset of diabetes, and reduced incidence of major adverse cardiovascular events in patients with impaired renal function.

  *1 The Heart Institute of Japan-Candesartan Randomized trial for Evaluation in Coronary Artery Disease

<Voglibose> (Japan product name: *Basen*)>

- In December 2007, Takeda filed an application with the Ministry of Health, Labour and Welfare in Japan for an additional indication of "prevention of onset of type 2 diabetes in patients with Impaired Glucose Tolerance (IGT)" for *Basen* Tablet 0.2 and *Basen* OD Tablet 0.2, improving agents for postprandial hyperglycemia.

[In-licensing and alliance activities]

- In May 2007, Takeda entered into an agreement with BioWa Inc. in the U.S., which provides Takeda with a non-exclusive right to access to BioWa's patented POTELLIGENT® Technology platform for the development of ADCC (*2) enhanced antibodies.
  - *2 Antibody-dependent cellular cytotoxicity
    ADCC activity is one of the functions of the human immune systems. The enhancement of ADCC is expected to lead to advantage, such as an increasing antitumor activity.
- In June 2007, Takeda signed a collaboration agreement with Archemix in the U.S. for discovery and development of aptamer drugs.
- In August 2007, Takeda entered into an agreement with Santhera Pharmaceuticals in Switzerland, regarding marketing of idebenone for the indication of Duchenne muscular dystrophy in Europe.
- In September 2007, Takeda entered into alliance with H. Lundbeck A/S in Denmark for co-development and co-commercialization in the United States and Japan of compounds created by Lundbeck for the treatment of mood and anxiety disorders. In December 2007, Phase III clinical trial started for Lu AA21004.

[Improvement and reinforcement of R&D organization]

- In November 2007, Takeda San Francisco, a wholly owned subsidiary of Takeda, was established in order to build antibody platform based on technologies such as discovery, development, enhancement of activity and manufacture of antibody drugs and to achieve earliest possible launch of antibody medicines.

**4. Changes in Information Disclosure Standard of Development Projects**

Takeda begins disclosure of its development projects in phase I stage starting updates this time, aiming to ensure the transparency of corporate management through promoting the information disclosure.

**5. Other**

**(1) Adoption of simplified accounting treatment**

A simplified method is used for calculating the tax expense for this quarter, by multiplying the net income before tax for the quarter by the tax rate estimated to be applied for the full year.

Takeda

## 5. Consolidated Financial Statements (summary)

### (1) Consolidated Balance Sheets (summary)

*Millions of yen*

| Account | As of March 31, 2007 | As of December 31, 2007 | Increase (decrease) | | (For Reference) As of December 31, 2006 |
|---|---|---|---|---|---|
| | Amount | Amount | Amount | Increase (decrease) in percent | Amount |
| ASSETS | | | | | |
| Current assets | 2,357,713 | 2,391,204 | 33,491 | 1.4 | 2,299,022 |
| Cash and deposits | 385,439 | 294,220 | (91,219) | | 415,812 |
| Notes and accounts receivable | 261,975 | 323,937 | 61,963 | | 314,007 |
| Securities | 1,414,497 | 1,476,861 | 62,365 | | 1,258,202 |
| Inventories | 105,307 | 118,295 | 12,988 | | 101,953 |
| Fixed assets | 714,788 | 635,784 | (79,004) | (11.1) | 680,395 |
| Tangible fixed assets | 238,446 | 238,031 | (415) | | 235,540 |
| Intangible fixed assets | 10,788 | 9,848 | (940) | | 5,956 |
| Investments and other assets | 465,554 | 387,905 | (77,649) | | 438,899 |
| [Investment securities] | [394,645] | [324,378] | [(70,267)] | | [372,457] |
| Total assets | 3,072,501 | 3,026,988 | (45,513) | (1.5) | 2,979,417 |
| LIABILITIES | | | | | |
| Current liabilities | 442,407 | 421,265 | (21,142) | (4.8) | 432,401 |
| Long-term liabilities | 168,978 | 139,339 | (29,639) | (17.5) | 158,838 |
| Total liabilities | 611,385 | 560,604 | (50,781) | (8.3) | 591,239 |
| NET ASSETS | | | | | |
| Shareholder's equity | 2,216,685 | 2,290,120 | 73,435 | 3.3 | 2,147,197 |
| [Retained earnings] | [2,297,438] | [2,499,582] | [202,144] | | [2,227,713] |
| [Treasury stock] | [(193,932)] | [(322,643)] | [(128,711)] | | [(193,695)] |
| Valuation and translation adjustments | 203,559 | 134,173 | (69,387) | (34.1) | 200,614 |
| [Unrealized gain on securities] | [186,045] | [153,959] | [(32,087)] | | [174,547] |
| [Foreign currency translation adjustment] | [17,912] | [(19,367)] | [(37,279)] | | [26,875] |
| Minority interests | 40,871 | 42,091 | 1,220 | 3.0 | 40,367 |
| Total net assets | 2,461,116 | 2,466,384 | 5,268 | 0.2 | 2,388,178 |
| Total liabilities and net assets | 3,072,501 | 3,026,988 | (45,513) | (1.5) | 2,979,417 |

Takeda

(2) Consolidated Statements of Income (summary)

*Millions of yen*

| Account \ Period | Nine months ended December 31, 2006 | Nine months ended December 31, 2007 | Increase (decrease) | | (For reference) FY ended March 31, 2007 |
|---|---|---|---|---|---|
| | Amount | Amount | Amount | Increase (decrease) in percent | Amount |
| **Net sales*** | 1,003,844 | 1,075,995 | 72,151 | 7.2 | 1,305,167 |
| Cost of sales | 215,611 | 214,047 | (1,564) | (0.7) | 279,662 |
| Gross profit | 788,233 | 861,948 | 73,715 | 9.4 | 1,025,505 |
| Selling, general and administrative expenses | 405,414 | 456,103 | 50,689 | 12.5 | 567,005 |
| [R&D expenses] | [139,399] | [170,215] | [30,816] | [22.1] | [193,301] |
| **Operating income** | 382,819 | 405,845 | 23,026 | 6.0 | 458,500 |
| **Non-operating income** | 100,358 | 108,873 | 8,515 | 8.5 | 140,161 |
| [Interest income] | [37,420] | [45,749] | [8,329] | [22.3] | [51,658] |
| [Dividend income] | [4,038] | [4,636] | [599] | [14.8] | [4,586] |
| [Equity in earnings of affiliates] | [47,606] | [45,677] | [(1,929)] | [(4.1)] | [66,201] |
| [Other non-operating income] | [11,294] | [12,811] | [1,517] | [13.4] | [17,715] |
| Non-operating expenses | 7,485 | 8,560 | 1,081 | 14.4 | 13,642 |
| **Ordinary income** | 475,692 | 506,152 | 30,460 | 6.4 | 585,019 |
| **Extraordinary income** | 40,395 | 39,594 | (801) | (2.0) | 40,360 |
| Income before income taxes and minority interests | 516,087 | 545,747 | 29,660 | 5.7 | 625,379 |
| Income, resident and business taxes | 246,612 | 212,282 | (34,330) | (13.9) | 285,844 |
| Minority interests | 3,292 | 2,072 | (1,220) | (37.1) | 3,730 |
| **Net income** | 266,183 | 331,393 | 65,210 | 24.5 | 335,805 |

| | | | | | |
|---|---|---|---|---|---|
| (*) Royalty income included on net sales | 42,838 | 43,339 | 501 | 1.2 | 52,453 |

(For Reference) Breakdown of Quarterly Results

*Millions of yen, %*

| | Nine months ended December 31, 2007 | | Three months ended June 30, 2007 | | Three months ended September 30, 2007 | | Three months ended December 31, 2007 | |
|---|---|---|---|---|---|---|---|---|
| Net sales* | 1,075,995 | 7.2% | 386,333 | 9.6% | 342,135 | 11.0% | 357,527 | 1.7% |
| Operating income | 405,845 | 6.0 | 153,121 | 15.9 | 111,785 | 7.3 | 140,940 | (3.9) |
| Ordinary income | 506,152 | 6.4 | 190,444 | 17.2 | 143,252 | 5.0 | 172,457 | (2.4) |
| Net income | 331,393 | 24.5 | 130,996 | 5.1 | 87,014 | 152.2 | 113,382 | 5.9 |

| | | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| (*) Royalty income included on net sales | 43,339 | 1.2 | 18,061 | 2.7 | 9,603 | 16.2 | 15,674 | (7.7) |
| R&D expense | 170,215 | 22.1 | 47,267 | (8.5) | 60,046 | 31.6 | 62,902 | 45.6 |

Note: Percentages represent changes over previous comparable period.

Takeda

## (3) Segment Information

### [Business Segment Information]

First three quarters (April 1, 2006 – December 31, 2006) of fiscal year ending March 31, 2007

*Millions of yen*

| | Pharmaceuticals | Other | Total | Eliminations / corporate | Consolidated |
|---|---|---|---|---|---|
| Net sales | 928,417 | 75,427 | 1,003,844 | – | 1,003,844 |
| Operating income | 374,333 | 8,495 | 382,828 | (9) | 382,819 |

First three quarters fiscal 2007 (April 1, 2007 – December 31, 2007) of fiscal year ended March 31, 2008

*Millions of yen*

| | Pharmaceuticals | Other | Total | Eliminations / corporate | Consolidated |
|---|---|---|---|---|---|
| Net sales | 1,000,203 | 75,792 | 1,075,995 | – | 1,075,995 |
| Operating income | 395,481 | 10,258 | 405,740 | 105 | 405,845 |

(For reference) Fiscal year ended March 31, 2007 (April 1 2006 –March 31, 2007)

*Millions of yen*

| | Pharmaceuticals | Other | Total | Eliminations / corporate | Consolidated |
|---|---|---|---|---|---|
| Net sales | 1,202,788 | 102,379 | 1,305,167 | – | 1,305,167 |
| Operating income | 448,206 | 10,247 | 458,454 | 47 | 458,500 |

Note 1: Sales figures refer to sales to outside customers.

Sales to outside customers

*Millions of yen*

| | | Nine months ended December 31, 2006 | Nine months ended December 31, 2007 | Increase (decrease) | | (For reference) FY ended March 31, 2007 |
|---|---|---|---|---|---|---|
| | | | | Amount | Increase (decrease) in percent | |
| Pharmaceuticals | Ethical drugs | 882,503 | 951,669 | 69,166 | 7.8 | 1,144,063 |
| | [Domestic] | [409,292] | [418,502] | [9,210] | [2.3] | [514,944] |
| | [Overseas] | [473,210] | [533,167] | [59,957] | [12.7] | [629,119] |
| | Consumer healthcare | 45,914 | 48,534 | 2,620 | 5.7 | 58,725 |
| | Subtotal | 928,417 | 1,000,203 | 71,786 | 7.7 | 1,202,788 |
| Other | | 75,427 | 75,792 | 365 | 0.5 | 102,379 |
| Total | | 1,003,844 | 1,075,995 | 72,151 | 7.2 | 1,305,167 |

Note 2: Main products of each business segment are as follows

| Business segment | Business division | Main products |
|---|---|---|
| Pharmaceuticals | Ethical drugs | Ethical pharmaceuticals |
| | Consumer healthcare | OTC pharmaceutical products and quasi-drugs |
| Other | Bulk vitamins, reagents, clinical diagnostics, photographic film chemicals, inorganic industrial | |

Takeda

## 6. Sales of International strategic products

### Consolidated sales of international strategic products (ethical drugs)

*Billions of yen*

| | Three months ended December 31, 2006 | Three months ended December 31, 2007 | Increase (decrease) in percent | Nine months ended December 31, 2006 | Nine months ended December 31, 2007 | Increase (decrease) in percent |
|---|---|---|---|---|---|---|
| *Leuprorelin* | 34.1 | 30.6 | (10.3) | 96.5 | 95.0 | (1.5) |
| *Lansoprazole* | 40.8 | 36.2 | (11.2) | 117.3 | 113.8 | (3.1) |
| *Candesartan* | 56.5 | 60.2 | 6.5 | 157.1 | 173.0 | 10.1 |
| *Pioglitazone* | 92.6 | 105.7 | 14.2 | 253.6 | 312.7 | 23.3 |

### Foreign exchange rates

*Yen*

| | Three months ended December 31, 2006 | Three months ended December 31, 2007 | | Nine months ended December 31, 2006 | Nine months ended December 31, 2007 |
|---|---|---|---|---|---|
| US$ average rate | 118 | 113 | US$ average rate | 116 | 117 |
| Euro average rate | 152 | 164 | Euro average rate | 146 | 163 |

### (For reference) Sales of in-house ethical products*1

*Billions of yen*

| | Three months ended December 31, 2006 | Three months ended December 31, 2007 | Increase (decrease) in percent | Nine months ended December 31, 2006 | Nine months ended December 31, 2007 | Increase (decrease) in percent |
|---|---|---|---|---|---|---|
| **Overseas sales including affiliated companies** | 232.6 | 229.2 | (1.4) | 654.0 | 703.7 | 7.6 |
| Americas | 186.0 | 176.4 | (5.2) | 516.2 | 546.0 | 5.8 |
| Europe | 41.5 | 47.0 | 13.3 | 122.9 | 139.2 | 13.3 |
| Asia | 5.0 | 5.8 | 14.5 | 14.9 | 18.5 | 23.8 |
| **Domestic sales (unconsolidated)** | 113.6 | 114.7 | 0.9 | 303.6 | 314.9 | 3.7 |
| **Total sales** | 346.1 | 343.9 | (0.7) | 957.6 | 1,018.5 | 6.4 |
| *Ratio of overseas sales* | 67.2% | 66.7% | | 68.3% | 69.1% | |

*1 Figures include sales by companies accounted for by the equity method (i.e. companies in which Takeda owns 50% or less of the shares, such as TAP). Accordingly, simple summations of these figures do not agree with figures stated in consolidated financial statements.

Takeda

(For reference) Worldwide sales of international strategic products including affiliated companies*[1]

*Billions of yen*

| | Three months ended December 31, 2006 | Three months ended December 31, 2007 | Increase (decrease) in percent | Nine months ended December 31, 2006 | Nine months ended December 31, 2007 | Increase (decrease) in percent |
|---|---|---|---|---|---|---|
| *Leuprorelin* | | | | | | |
| Worldwide sales | 49.1 | 49.7 | 1.1 | 140.5 | 142.5 | 1.4 |
| Japan | 18.7 | 18.9 | 1.1 | 50.9 | 52.2 | 2.0 |
| Americas | 19.5 | 19.7 | 1.0 | 57.9 | 57.0 | (1.6) |
| Europe | 10.2 | 10.2 | (0.1) | 29.4 | 30.4 | 3.3 |
| Asia | 0.8 | 0.9 | 10.3 | 2.2 | 2.9 | 29.5 |
| *Lansoprazole* | | | | | | |
| Worldwide sales | 110.9 | 91.6 | (17.4) | 307.7 | 282.3 | (8.3) |
| Japan | 17.2 | 19.0 | 10.4 | 45.5 | 50.5 | 10.9 |
| Americas | 83.5 | 62.3 | (25.4) | 230.8 | 200.0 | (13.3) |
| Europe | 9.2 | 9.4 | 1.2 | 28.7 | 28.7 | (0.1) |
| Asia | 1.0 | 1.0 | 4.6 | 2.7 | 3.1 | 14.5 |
| *Candesartan* *[2] | | | | | | |
| Worldwide sales | 56.7 | 60.5 | 6.6 | 157.6 | 173.8 | 10.3 |
| Japan | 39.0 | 40.2 | 3.2 | 102.2 | 108.9 | 6.5 |
| Americas/Europe/Asia | 17.8 | 20.2 | 13.9 | 55.4 | 64.9 | 17.2 |
| *Pioglitazone* | | | | | | |
| Worldwide sales | 92.7 | 105.9 | 14.2 | 254.2 | 313.7 | 23.4 |
| Japan | 10.3 | 12.0 | 15.9 | 26.3 | 32.1 | 21.6 |
| Americas | 75.3 | 83.5 | 10.8 | 208.6 | 254.1 | 21.8 |
| Europe | 6.2 | 9.3 | 51.1 | 16.7 | 24.1 | 43.9 |
| Asia | 0.9 | 1.1 | 27.1 | 2.5 | 3.4 | 37.2 |

*1: Figures include sales by companies accounted for by the equity method (i.e. companies in which Takeda owns 50% or less of the shares, such as TAP). Accordingly, simple summations of these figures do not agree with figures stated in consolidated financial statements.

*2: Worldwide sales of this product are divided into only two segments (Japan and Americas/Europe/Asia), because export sales of Candesartan to licensees are recorded under a single route.

## 7. Top 15 domestic ethical drugs by sales

*Billions of yen*

| Rank | Product name | Launched Month/Year | Category | Three months ended December 31, 2006 | Three months ended December 31, 2007 | Increase (decrease) in percent | Nine months ended December 31, 2006 | Nine months ended December 31, 2007 | Increase (decrease) in percent |
|---|---|---|---|---|---|---|---|---|---|
| 1 | *Blopress* | 6/99 | Hypertension | 39.0 | 40.2 | 3.2 | 102.2 | 108.9 | 6.5 |
| 2 | *Leuplin* | 9/92 | Prostate cancer, breast cancer and endometriosis | 18.7 | 18.9 | 1.1 | 50.9 | 52.2 | 2.6 |
| 3 | *Takepron* | 12/92 | Peptic ulcers | 17.2 | 19.0 | 10.4 | 45.5 | 50.5 | 10.9 |
| 4 | *Basen* | 9/94 | Diabetes | 18.3 | 16.0 | (8.3) | 44.7 | 42.1 | (5.8) |
| 5 | *Actos* | 12/99 | Diabetes | 10.3 | 12.0 | 16.8 | 26.3 | 32.1 | 21.8 |
| 6 | *Enbrel* | 3/05 | Rheumatoid arthritis | 3.5 | 5.8 | 66.3 | 8.8 | 14.3 | 58.5 |
| 7 | *Benet* | 5/02 | Osteoporosis | 4.4 | 4.4 | (0.9) | 12.9 | 13.3 | 3.4 |
| 8 | *Isovorin* | 10/99 | Anti-neoplastic adjuvant | 4.5 | 3.6 | (19.0) | 11.4 | 10.3 | (9.6) |
| 9 | *Sellouch* | 9/93 | Topical NSAID | 3.5 | 3.8 | 2.9 | 10.1 | 10.1 | (0.1) |
| 10 | *Glovenin-I* | 11/91 | Immuno-globulin | 2.6 | 2.6 | 2.4 | 6.9 | 7.0 | 1.6 |
| 11 | *Pansporin injection* | 2/81 | Antibiotics | 3.1 | 2.4 | (21.8) | 8.8 | 6.7 | (23.8) |
| 12 | *Rheumatrex* | 8/99 | Rheumatoid arthritis | 2.0 | 2.2 | 10.1 | 5.5 | 6.0 | 9.0 |
| 13 | *Dasen* | 11/68 | Anti-inflammatory enzyme | 2.5 | 2.4 | (5.4) | 6.2 | 5.8 | (6.3) |
| 14 | *Firstcin* | 8/96 | Antibiotics | 2.0 | 1.8 | (8.4) | 5.5 | 5.1 | (8.3) |
| 15 | *Prostal* | 9/81 | Prostatomegaly and cancer | 1.6 | 1.5 | (8.7) | 4.5 | 4.2 | (6.4) |

## 8. Top 5 consumer healthcare and non-pharmaceutical products by sales

*Billions of yen*

| Rank | Product name | Three months ended December 31, 2006 | Three months ended December 31, 2007 | Increase (decrease) in percent | Nine months ended December 31, 2006 | Nine months ended December 31, 2007 | Increase (decrease) in percent |
|---|---|---|---|---|---|---|---|
| 1 | *Alinamin tablets* | 4.2 | 4.6 | 9.1 | 11.5 | 12.2 | 6.4 |
| 2 | *Alinamin health tonics* | 3.2 | 3.4 | 7.8 | 9.7 | 10.0 | 3.1 |
| 3 | *Benza (excluding drinks)* | 2.0 | 2.3 | 18.4 | 6.7 | 7.2 | 8.1 |
| 4 | *Biofermin* | 1.8 | 2.0 | 11.6 | 4.9 | 5.4 | 10.4 |
| 5 | *Borraginol* | 1.3 | 1.4 | 4.6 | 3.3 | 3.3 | 0.6 |

Takeda

## Development activities

### New Compounds

| Development code <generic name> | Drug Class (administration route) | Indications | | Stage | In-house/ In-license |
|---|---|---|---|---|---|
| TAK-242 <resatorvid> | TLR4 signal transduction inhibitor (injection) | Severe sepsis | Jpn | P-III | In-house |
| | | | US | P-III | |
| | | | EU | P-III | |
| TAK-375 <ramelteon> | $MT_1/MT_2$ receptor agonist (oral) | Insomnia | Jpn | P-III | In-house |
| | | | EU | Filed (Mar 07) | |
| | | Circadian rhythm sleep disorder (CRSD) | US | P-II | |
| TAK-475* <lapaquistat acetate> | Squalene synthase inhibitor (oral) | Hypercholesterolemia | US | P-III | In-house |
| | | | EU | P-III | |
| | | | Jpn | P-II | |
| TAK-390MR <dexlansoprazole> | Proton pump inhibitor (oral) | Erosive esophagitis and non-erosive gastro-esophageal reflux disease | US | Filed (Dec 07) by TAP | In-house |
| | | | Jpn | P-II | |
| SYR-322 <alogliptin> | DPP-4 inhibitor (oral) | Diabetes mellitus | US | Filed (Dec 07) | In-house |
| | | | EU | P-III | |
| | | | Jpn | P-II | |
| TAK-491 < - > | Angiotensin II receptor blocker (oral) | Hypertension | US | P-III | In-house |
| | | | EU | P-III | |
| Hematide™ < - > | Synthetic, peptide-based erythropoiesis-stimulating agent (injection) | Chronic kidney disease related anemia | US | P-III | In-license (Affymax) |
| | | | EU | P-III | |
| | | | Jpn | P-I/II | |
| | | Cancer related anemia | — | P-I | |
| TAK-428 < - > | Neurotrophic factor production accelerator (oral) | Diabetic neuropathy | US | P-II | In-house |
| | | | EU | P-II | |
| TAK-536 <azilsartan> | Angiotensin II receptor blocker (oral) | Hypertension | US | P-II | In-house |
| | | | EU | P-II | |
| | | | Jpn | P-II | |
| TAK-583 < - > | Neuropathic pain-improving drug (oral) | Postherpetic neuralgia (PHN) | US | P-II | In-house |
| | | | EU | P-II | |
| | | Painful diabetic neuropathy (PDN) | US | P-II | |
| | | | EU | P-II | |
| | | | Jpn | P-II | |
| | | Diabetic peripheral neuropathy (DPN) | US | P-II | |
| | | | EU | P-II | |
| | | | Jpn | P-II | |
| TAK-881 < - > | Immune response modifier (topical) | Human papillomavirus (HPV) infection | US | P-II | In-house |
| | | | EU | P-II | |
| EMD72000 <matuzumab> | Humanized, monoclonal antibody (MAb) against the human EGFR (injection) | Gastric cancer, Non-small cell lung cancer (NSLC), Colorectal cancer | US | P-II | In-license (Merck KGaA) |
| | | | EU | P-II | |
| | | | Jpn | P-II | |
| ATL-962 <cetilistat> | Lipase inhibitor (oral) | Obesity | Jpn | P-II | In-license (Alizyme) |
| SYR-472 < - > | DPP-4 inhibitor (oral) | Diabetes mellitus | US | P-II | In-house |
| | | | EU | P-II | |
| | | | Jpn | P-I | |

* Regarding TAK-475, clinical studies with higher doses were suspended and the request from the FDA for additional clinical study is under discussion.

| | | | | | |
|---|---|---|---|---|---|
| TAK-783<br>< - > | T-cell function regulator<br>(oral) | Rheumatoid arthritis | US<br>EU<br>Jpn | P-II<br>P-II<br>P-I | In-house |
| Lu AA21004<br>< - > | Bis-aryl-sulphanyl amine<br>(oral) | Mood and anxiety disorders | EU | P-III | In-license<br>(Lundbeck) |
| Lu AA24530<br>< - > | Monoamine modulator<br>(oral) | Mood and anxiety disorders | EU | P-II | In-license<br>(Lundbeck) |
| SNT-MC17<br><idebenone> | Mitochondria targeted anti-oxidant<br>(oral) | Friedreich's ataxia<br>Duchenne muscular dystrophy | EU<br>EU | Filed (Aug 07)<br>P-II | In-license<br>(Santhera) |
| TAK-442<br>< - > | Factor X (FXa) inhibitor<br>(oral) | Venous / arterial thromboembolism | US<br>EU | P-II<br>P-II | In-house |
| TAK-085<br>< - > | EPA/DHA agent<br>(oral) | Hypertriglyceridemia | Jpn | P-II | In-license<br>(Pronova) |
| TAK-379<br>< - > | Insulin sensitizer<br>(oral) | Diabetes mellitus | - | P-I | In-house |
| TAK-100<br>< - > | DPP-4 inhibitor<br>(oral) | Diabetes mellitus | - | P-I | In-house |
| TAK-591<br>< - > | Angiotensin II receptor blocker<br>(oral) | Hypertension | - | P-I | In-house |
| TAK-700<br>< - > | Sex hormone synthesis inhibitor<br>(oral) | Prostate cancer | - | P-I | In-house |
| CBP-501<br>< - > | G2 checkpoint abrogater<br>(injection) | Malignant mesothelioma, Lung cancer | - | P-I | In-license<br>(CanBas) |
| TAK-285<br>< - > | HER2 inhibitor<br>(oral) | Solid tumors | - | P-I | In-house |
| TAK-683<br>< - > | GnRH modulator<br>(injection) | Prostate cancer | - | P-I | In-house |
| TAK-065<br>< - > | Neuroregeneration enhancer<br>(oral) | Alzheimer disease, Parkinson's disease | - | P-I | In-house |
| TAK-385<br>< - > | LH-RH receptor antagonist<br>(oral) | Endometriosis, Uterus myoma | - | P-I | In-house |
| TAK-438<br>< - > | Potassium-competitive acid blocker (oral) | Acid-related diseases<br>(GERD, Peptic ulcer disease etc) | - | P-I | In-house |
| TAK-383<br>< - > | Bladder hypersensitivity suppression (Suppression of micturition reflex) (oral) | Frequent urination, Urinary incontinence<br>(Overactive bladder) | - | P-I | In-license<br>(Toray) |

## Additional indications/new formulations

| Development code <generic name> Brand name (country / region) | Drug Class | Indications or formulations | Stage | In-house / In-license |
|---|---|---|---|---|
| SPI-0211<br><lubiprostone> | Chloride channel opener (oral) | Irritable bowel syndrome with constipation<br>Opioid-induced bowel dysfunction (OBD) | US Filed (Jun 07)<br>US P-III | In-license (Sucampo) |
| TAP-144-SR<br><leuprorelin acetate><br>Leuplin (Jpn)<br>Lupron Depot (U.S.)<br>Enantone, etc. (EU, Asia) | LH-RH agonist | 6-month depot/prostate cancer | EU (Ger) Filed (Jun 05)<br>EU (Ita) Filed (Oct 05)<br>EU (Fra) Filed (Nov 05) | In-house |
| AG-1749<br><lansoprazole><br>Takepron (Jpn, Asia)<br>Prevacid (U.S., Asia)<br>Ogast, Agopton, Lansox, etc. (EU) | Proton pump inhibitor | Risk reduction of NSAID-associated gastric ulcer | Jpn P-III | In-house |
| TCV-116<br><candesartan cilexetil><br>Blopress (Jpn, EU, Asia)<br>Amias, Kenzen, etc. (EU) | Angiotensin II receptor blocker | Fixed dose combination with diuretic<br>High dose<br>Outcome study: DIRECT<br>DIabetic REtinopathy Candesartan Trial | Jpn P-III<br>EU P-III<br>Jpn P-III<br>EU P-III | In-house |
| AD-4833<br><pioglitazone><br>Actos (Jpn, U.S., EU, Asia) | Insulin sensitizer | Combination drug of Actos / Metformin XT<br>Delay in progression of Atherosclerosis<br>Concomitant therapy with metformin<br>Concomitant therapy with insulin<br>Fixed dose combination with SYR-322 | US Filed (Mar 06)<br>US P-III<br>Jpn Filed (Jun 07)<br>Jpn Filed (Jun 07)<br>US P-III<br>EU P-III | In-house |
| AO-128<br><voglibose><br>Basen (Jpn, Asia) | Alpha-glucosidase inhibitor | Prevention of onset of type 2 diabetes in patients with impaired glucose tolerance (IGT) | Jpn Filed (Dec 07) | In-house |
| KAD-1229<br><mitiglinide><br>Glufast (Jpn) | Short-acting insulin secretagogue | Concomitant therapy with insulin sensitizer | Jpn Filed (Apr 07) | In-license (Kissei) |
| NE-58095<br><risedronate><br>Benet (Jpn) | Bone resorption inhibitor | Paget's disease of bone | Jpn Filed (Jul 07) | In-license (Ajinomoto) |

## Recent progress in stage *

| Development code | Indications | country/region | Progress in stage |
|---|---|---|---|
| TAK-442 | Venous / arterial thromboembolism | US, EU | P-II |
| AO-128 | Impaired glucose tolerance (IGT) | Jpn | Filed (Dec 07) |
| Lu AA21004 | Mood and anxiety disorders | EU | P-III |
| SYR-322 | Diabetes mellitus | US | Filed (Dec 07) |
| TAK-390MR | Erosive esophagitis and non-erosive<br>gastro-esophageal reflux disease | US<br>Jpn | Filed (Dec 07)<br>P-II |
| TAK-085 | Hypertriglyceridemia | Jpn | P-II |

## Discontinued project *

| Development code | Indications (stage) | Reason |
|---|---|---|
| TAK-375 | Alzheimer's sleep / wake disturbance (P-II) | The number of enrolled patients meeting inclusion criteria did not reached an expected level. |

<*Update after 1st half FY07 results (November 5)>

082-35071

February 4, 2008

Amgen
Takeda Pharmaceutical Company Limited

# Amgen and Takeda Announce Exclusive Collaboration in Japan on up to 13 Amgen Clinical Candidates

**Amgen to Receive $200 Million Upfront Payment, $702 Million in Multi-year Global R&D Expense Sharing and Success-based Milestones, and Double Digit Royalties on Japan Sales; Takeda Will Receive Exclusive Rights to Develop and Commercialize Select Molecules in Japan**

**Deal Includes Global Partnership for Motesanib Diphosphate, which Provides Amgen with an Additional $100 Million Upfront Payment, $175 Million in Success-based Milestones for First 2 Indications, Double Digit Royalties on Japan Sales, and 50/50 Profit Sharing Outside of Japan**

FOR IMMEDIATE RELEASE

THOUSAND OAKS, Calif. (Feb. 3, 2008) and OSAKA (Feb. 4, 2008) – Amgen (NASDAQ:AMGN) and Takeda Pharmaceutical Company Limited (TSE: 4502) today announced an agreement under which Takeda will develop and commercialize for the Japanese market up to 13 molecules from Amgen's pipeline, one of which is included as an option. This collaboration validates the significant value of Amgen's clinical stage pipeline and further ensures Japanese patients will have access to Amgen's innovative potential medicines for serious illnesses. The collaboration includes early to mid-stage clinical-stage candidates across a range of therapeutic areas, including oncology, inflammation, and pain.

The financial terms include an upfront cash payment to Amgen of $200 million. Takeda will also pay to Amgen up to $340 million in expected worldwide development costs for these molecules over the next several years, $362 million in success-based milestone payments, and double digit royalties on sales in Japan. Additionally, Takeda plans to acquire all the shares of Amgen's Japanese subsidiary, Amgen KK. We anticipate the share transaction to close in the first quarter.

In addition, Takeda will become Amgen's worldwide partner for motesanib diphosphate (AMG 706), and will pay Amgen $100 million upfront, $175 million in success-based milestones for the first two indications, and double digit royalties on sales in Japan. Takeda will also pay 60 percent of ongoing clinical development expenses outside Japan and share potential profits outside Japan 50/50.

"We are excited about the agreements with Amgen, and also to welcome Amgen KK into Takeda Group," said Takeda President Yasuchika Hasegawa. "The target indications of the molecules we licensed from Amgen, such as cancer and bone/joint diseases, are in our core therapeutic areas. We believe they will enhance our R&D pipeline and we are looking forward to offering novel treatment options to the patients with such diseases and to physicians as early as possible, through conducting development activities in close collaboration with Amgen."

"The development programs included in this collaboration represent the growth engine for Amgen in the next decade," said Amgen Chairman and CEO Kevin Sharer. "Takeda's confidence in these programs validates their potential to become innovative therapies for patients in Japan and worldwide. We value and respect Takeda's strong development and marketing capabilities and look forward to working with the leading pharmaceutical company in Japan."

The partnership includes Amgen's Vectibix™ (panitumumab), motesanib diphosphate and additional molecules in oncology, inflammation and neurology/pain. With the exception of oncology candidate motesanib diphosphate, all molecules included in the partnership are biologics. Amgen retains certain co-promotion rights in Japan on all programs.

Financial guidance previously provided on Jan. 24, 2008 by Amgen for 2008 adjusted earnings per share will remain unchanged by this transaction.

**About Amgen**

Amgen discovers, develops and delivers innovative human therapeutics.

A biotechnology pioneer since 1980, Amgen was one of the first companies to realize the new science's promise by bringing safe and effective medicines from lab, to manufacturing plant, to patient. Amgen therapeutics have changed the practice of medicine, helping millions of people around the world in the fight against cancer, kidney disease, rheumatoid arthritis, and other serious illnesses. With a deep and broad pipeline of potential new medicines, Amgen remains committed to advancing science to dramatically improve people's lives. To learn more about our pioneering science and our vital medicines, visit www.amgen.com.

**About Amgen KK**

Amgen KK was established March 26, 1992 as a wholly owned subsidiary of Amgen Inc.

**About Takeda**

Located in Osaka, Japan, Takeda is a research-based global company with its main focus on pharmaceuticals. As the largest pharmaceutical company in Japan and one of the global leaders in the industry, Takeda is committed to striving toward better health for individuals and progress in medicine by developing superior pharmaceutical products. Additional information about Takeda is available through its corporate website, www.takeda.com.

**Forward-Looking Statement: Amgen**

This news release contains forward-looking statements that involve significant risks and uncertainties, including those discussed below and others that can be found in our Form 10-K for the year ended Dec. 31, 2006, and in our periodic reports on Form 10-Q and Form 8-K. Amgen is providing this information as of the date of this news release and does not undertake any obligation to update any forward-looking statements contained in this document as a result of new information, future events or otherwise.

No forward-looking statement can be guaranteed and actual results may differ materially from those we project. The Company's results may be affected by our ability to successfully market both new and existing products domestically and internationally, clinical and regulatory developments (domestic or foreign) involving current and future products, sales growth of recently launched products, competition from other products (domestic or foreign), difficulties or delays in manufacturing our products. In addition, sales of our products are affected by reimbursement policies imposed by third-party payors, including governments, private insurance plans and managed care providers and may be affected by regulatory, clinical and guideline developments and domestic and international trends toward managed care and health care cost containment as well as U.S. legislation affecting pharmaceutical pricing and reimbursement. Government and others' regulations and reimbursement policies may affect the development, usage and pricing of our products. Furthermore, our research, testing, pricing, marketing and other operations are subject to extensive regulation by domestic and foreign government regulatory authorities. We or others could identify safety, side effects or manufacturing problems with our products after they are on the market. Our business may be impacted by government investigations, litigation and products liability claims. Further, while we routinely obtain patents for our products and technology, the protection offered by our patents and patent applications may be challenged, invalidated or circumvented by our competitors. We depend on third parties for a significant portion of our manufacturing capacity for the supply of certain of our current and future products and limits on supply may constrain sales of certain of our current products and product candidate development. In addition, we compete with other companies with respect to some of our marketed products as well as for the discovery and development of new products. Discovery or identification of new product candidates cannot be guaranteed and movement from concept to product is uncertain; consequently, there can be no guarantee that any particular product candidate will be successful and become a commercial product. Further, some raw materials, medical devices and component parts for our products are supplied by sole third-party suppliers.

**About Vectibix**

Vectibix, the first fully human IgG2 monoclonal antibody (MAb) therapy, targets the Epidermal Growth Factor Receptor (EGFr,) a protein that plays an important role in cancer cell signaling. With its demonstrated efficacy and convenient Q2W dosing schedule Vectibix provides an important option in the management of metastatic colorectal cancer (mCRC) patients. Ongoing Phase 3 trials are exploring the potential of administering Vectibix in combination with chemotherapy in the first- and second-line of mCRC, as well as in the head and neck cancer setting. In the European Union (EU), Vectibix is indicated as monotherapy for the treatment of patients with metastatic colorectal carcinoma expressing EGFr with tumors with non-mutated KRAS and after failure of fluoropyrimidine-, oxaliplatin-, and irinotecan-containing chemotherapy regimens.

Approved by the Food and Drug Administration (FDA) in September 2006, Vectibix is indicated in the United States (U.S.) as a single agent for the treatment of patients with EGFr-expressing, metastatic colorectal carcinoma with disease progression on or following fluoropyrimidine-, oxaliplatin- and irinotecan-containing chemotherapy regimens. The effectiveness of Vectibix as a single agent for the treatment of EGFr-expressing, metastatic colorectal carcinoma is based on progression-free survival. Currently, no data are available that demonstrate an improvement in disease-related symptoms or increased survival with Vectibix.

CONTACT: Amgen, Tokyo
Mary Klem +81 90 3236-0203 (media)

Amgen, Thousand Oaks
Anne McNickle 805-447-5890 (w), 323-868-5827 (mobile) (media)
David Polk 805-447-4613 (w), 805-490-0661 (mobile) (media)
Arvind Sood, 805-447-1060 (investors)

CONTACT: Takeda, Tokyo
Seizo Masuda (03) 3278-2037

###

0 8 2 − 3 5 0 7 1

February 18, 2008

Takeda Pharmaceutical Company Limited

# Takeda Discontinues Development of Matuzumab

OSAKA, Japan, February 18, 2008 — Takeda Pharmaceutical Company Limited ("Takeda") announced today that, together with its partner Merck KGaA ("Merck", Darmstadt, Germany), it has decided to no longer jointly pursue development of matuzumab (development code: EMD72000) any further based on the clinical findings to date.

Discovered by Merck, matuzumab is a recombinant, humanized, monoclonal antibody (MAb) against the human EGFR (epidermal growth factor receptor), which is associated in the development and progression of a number of human solid tumors. Takeda entered into a co-development and co-commercialization agreement for matuzumab with Merck in September 2005, which covered markets such as the U.S.A., several countries in Europe, Japan and some countries in Asia.

Under the joint development program with Merck, matuzumab has been investigated in Phase II clinical trials in indications such as metastatic colorectal cancer (mCRC), gastric cancer, and non-small cell lung cancer (NSCLC), where it did not meet its predefined clinical endpoints of activity.

###

**About Takeda**

Located in Osaka, Japan, Takeda is a research-based global company with its main focus on pharmaceuticals. As the largest pharmaceutical company in Japan and one of the global leaders of the industry, Takeda is committed to striving toward better health for individuals and progress in medicine by developing superior pharmaceutical products. Additional information about Takeda is available through its corporate website, www.takeda.com.

###

082-35071

February 29, 2008

Takeda Pharmaceutical Company Limited

## Takeda Submitted a New Drug Application for Ramelteon in Japan for Treatment of Insomnia

OSAKA, JAPAN, February 29, 2008 — Takeda Pharmaceutical Company Limited ("Takeda") today announced its submission of a New Drug Application of ramelteon for treatment of insomnia to the Ministry of Health, Labour and Welfare in Japan.

Ramelteon works by selectively targeting two melatonin receptors in the brain, MT1 and MT2. These receptors are located in suprachiasmatic nucleus, a body's "master clock", which regulates circadian (24-hour) rhythms, including the sleep-wake cycle. By acting on these receptors, body's sleep-wake cycle is regulated and physiological sleep is promoted.

"The number of patients with insomnia is increasing in Japan, and the necessity of managing insomnia is getting an important issue from the medical, social and economic viewpoints," said Masaomi Miyamoto, Ph.D., general manager of Pharmaceutical Development Division of Takeda. "Ramelteon has a novel mechanism of action different from currently existing medicines for insomnia. We look forward to offering a new treatment option for insomnia."

Ramelteon was approved by the U.S. Food and Drug Administration (FDA) in July 2005 as the first and only prescription sleep medication, classified non-controlled substance, showing no evidence of abuse and dependence. It is being marketed by Takeda Pharmaceuticals North America, Inc. under the trade name ROZEREM™. In Europe, Takeda Global Research & Development Center (Europe), Ltd. submitted a marketing authorization application to the European Medicines Agency (EMEA) in March 2007.

###

About Takeda

Located in Osaka, Japan, Takeda is a research-based global company with its main focus on pharmaceuticals. As the largest pharmaceutical company in Japan and one of the global leaders of the industry, Takeda is committed to striving toward better health for individuals and progress in medicine by developing superior pharmaceutical products. Additional information about Takeda is available through its corporate website, www.takeda.com.

###

END